FORM 6-K



                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                November                       2003
                                ---------------------------   -----------
Commission File Number          000-23464
                                ---------------------------   -----------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                          Form 40-F        X
                    ----------------                  ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):



         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No          X
              ------------------                ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

                                 DOCUMENT INDEX



     Document                                                          Page No.

         1.       News Release dated November 12, 2003                    4
                  ("HUMMINGBIRD ANNOUNCES SHARE BUY-BACK
                  PROGRAM")

         2.       News Release dated November 24, 2003 ("SUMMIT           6
                  2004, HUMMINGBIRD'S WORLDWIDE CONFERENCE,
                  WILL FOCUS ON BUSINESS VALUE AND TANGIBLE
                  RETURN ON INVESTMENT IN HUMMINGBIRD
                  ENTERPRISE(TM)SOLUTIONS")

                                                                     Document 1

[GRAPHIC OMITTED] HUMMINGBIRD(R)

HUMMINGBIRD ANNOUNCES SHARE BUY-BACK PROGRAM

Toronto - November 12, 2003 - Hummingbird Ltd. (TSX: HUM and NASDAQ: HUMC), a world-leading enterprise software solutions company, gave notice today that it intends to make a normal course issuer bid for its Common Shares through the facilities of The Toronto Stock Exchange ("TSX") and NASDAQ. As at the close of business on November 3, 2003, 17,545,669 Common Shares of the Corporation were issued and outstanding.

The Corporation intends to purchase for cancellation, if it considers it advisable to do so, up to a maximum of 1,000,000 common shares, being 6.8% of the Corporation's "public float", of which a maximum of 877,283 Common Shares, representing 5% of the total outstanding shares, may be purchased through NASDAQ. The price at which the Corporation will purchase such shares will be the market price at the time of any particular transaction.

The bid will commence on November 17, 2003, and terminate on November 16, 2004, unless the maximum number of shares purchasable thereunder has been acquired before that time. During the twelve months preceding the date of this bid, the Corporation has acquired 816,400 of its Common Shares with a weighted average price of $29.15 pursuant to a normal course issuer bid.

The Corporation has a strong cash position and cash flows and believes that its shares are undervalued. The bid is being made because the directors of the Corporation believe that the purchase and cancellation of the Common Shares constitutes a good use of the Corporation's funds and that the Corporation and its shareholders will benefit from such acquisitions, as it is in their best interest.

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com
                                             -------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

Inder Duggal                          Michele Stevenson
Chief Financial Officer               Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205           Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                     Fax:  416-496-2207
inder.duggal@hummingbird.com          michele.stevenson@hummingbird.com
----------------------------          ------------------------------------

                                                                     Document 2

[GRAPHIC OMITTED] HUMMINGBIRD(R)


    SUMMIT 2004, HUMMINGBIRD'S WORLDWIDE CONFERENCE, WILL FOCUS ON BUSINESS
             VALUE AND TANGIBLE RETURN ON INVESTMENT IN HUMMINGBIRD
                            ENTERPRISE(TM) SOLUTIONS


      Customers from the world's leading companies will demonstrate proven return on investment using Hummingbird solutions; special focus on best practices, technical sessions and workshops

Toronto - November 24, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that its fourth annual worldwide conference and technology showcase, Summit 2004, will take place in Hollywood, Florida, February 22-25, 2004. Summit 2004, which is being held at the Westin Diplomat Resort and Spa, will provide an excellent opportunity for customers, partners and Hummingbird executives to meet, network with their peers, and share ideas and insights into improving operational efficiencies and maximizing the value of Hummingbird technologies.

Summit 2004 will focus on three primary themes: business solutions, maximizing return on investment (ROI) and the integrated smart enterprise suite. "Customers will hear real-life success stories from their peers about the measurable business value, competitive advantages and reduced costs achieved with the implementation of the Hummingbird integrated suite of technologies," said Fred Sorkin, Chairman and Chief Executive Officer, Hummingbird Ltd. "In addition, the Hummingbird executive team will provide Summit participants with valuable insights into the company's strategic technology direction and the new portfolio of Hummingbird business solutions."

Summit 2004 will offer attendees over 80 sessions to choose from, including technical educational sessions provided for all Hummingbird Enterprise product families; solution tracks for various industry sectors including legal, government, financial and insurance; cross industry business solutions such as compliance solutions, geographic information system implementations, and contract management; and product update and introductory sessions where attendees will learn about the complete line of Hummingbird products.

The conference will feature a special focus on Hummingbird Enterprise customer implementations. Representatives from major corporations and legal firms will share their achievements in scheduled presentations, providing attendees with practical information applicable to day-to-day business and insights that can be immediately implemented using their existing investments.

Conference attendees will also hear from prominent industry professionals who will deliver insightful keynote presentations, including Mark Gilbert, vice president and research director with Gartner, Inc., and Ian Campbell, chief executive officer of Nucleus Research. Mr. Gilbert will discuss the regulatory compliance issues facing today's organizations and how smart enterprise suites can be used to resolve these issues. Mr. Campbell will examine the importance of a careful and measured approach to the selection and deployment of technology solutions to maximize the ROI for the organization.

New for Summit 2004 will be one-on-one consultation sessions with Hummingbird Technical and Professional Services staff. Hummingbird will also offer a number of hands-on workshops as part of the Summit breakout session program. The Technology Showcase has been expanded and will feature dozens of applications and business solutions available to complement current Hummingbird implementations. Attendees will have the opportunity to gain first-hand knowledge about solutions that can add substantial value to meeting their critical business needs.

"The conference is designed to offer every attendee a new perspective on enterprise content management technologies," added Sorkin. "The product and in-practice demonstrations, technical sessions and workshops will provide attendees with ideas on how to better use Hummingbird technology in innovative ways, accelerating their return on investment, while vastly improving overall competitiveness."

Summit 2004 Registration
Registration for Summit 2004 is now open. Attendees registering before January 9th, 2004 will qualify for the special early bird discount. Complete conference and registration information is available at
http://events.hummingbird.com/summit/hollywood.html.
----------------------------------------------------

Visitors to the site may subscribe to the Summit e-newsletter, which will provide the latest news on the event and conference-related opportunities. In addition, the interactive Hummingbird "My Agenda" system will allow attendees to plan their Summit 2004 experience directly from the website.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------
Hummingbird contacts:

Inder Duggal                          Michele Stevenson
Chief Financial Officer               Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205           Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                     Fax:  416-496-2207
Inder.duggal@hummingbird.com          michele.stevenson@hummingbird.com
----------------------------          ---------------------------------

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   Hummingbird Ltd.
                                      ------------------------------------------
                                                    (Registrant)



Date:    December 1, 2003             By:     /s/  Inder P.S. Duggal
         -------------------------            ----------------------------------
                                                        (Signature)
                                              Inder P.S. Duggal
                                              Chief Financial Officer and
                                              Chief Controller